June 29, 2010

Via Facsimile and U.S. Mail

Gail A. Sloan
Chief Financial Officer and Secretary
La Jolla Pharmaceutical Company
4365 Executive Drive, Suite 300
San Diego, CA 92121

> **Re:** **La Jolla Pharmaceutical Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2010**
> **File No. 000-24274**

Dear Ms. Sloan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director